Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Three and Twelve Months Ended December 31, 2025

Hamilton, Bermuda, February 10, 2026

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three and twelve months ended December 31, 2025.

Highlights for the Fourth Quarter of 2025

•Total operating revenues of $42.1 million, which is an average time charter equivalent (“TCE”) earnings of approximately $39,600 per day, gross1. Average Baltic 5TC Capesize Index was $28,875 per day.
•Net income of $13.5 million and EBITDA2 of $33.3 million.
•Converted the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$27,700 per day, gross, from January 1, 2026 to March 31, 2026.
•Entered into a new time charter agreement for Mount Elbrus until June 30, 2026 at a fixed rate of $30,000 per day, gross, which thereafter will convert to an index linked rate reflecting a significant premium to the Baltic 5TC index with an evergreen structure.
•Entered into a new time charter agreement for Mount Ita for a period of 11 to 14 months at an index linked rate, reflecting a significant premium to the Baltic 5TC index.
•Cash distributions of $0.07, $0.10 and $0.13 per common share for October, November and December 2025, respectively.

Subsequent Events

•Achieved time charter equivalent earnings for January 2026 of approximately $32,400 per day, gross.
•Declared a cash distribution of $0.06 per common share for January 2026.
•Entered into a contract to acquire an additional 4,200 shares in 2020 Bulkers Management AS from 2020 Bulkers Ltd. for NOK1.1 million, which will be effective on April 1, 2026, for a total ownership of 54%.

Contracted CEO, Lars-Christian Svensen commented:

“The average Baltic Capesize Index (BCI) for the fourth quarter of 2025 was $28,875 per day (full year 2025 average $21,297), while the 12-vessel Himalaya fleet achieved average TCE earnings of around $39,600 per day, gross, over the same period. This performance underscores the strong capabilities and potential of our vessels, as well as the solid commercial execution to date.
The fourth quarter of 2025 saw an increase in ton miles of 9.4% year-on-year for Capesize cargoes. Across the three major commodities, ton miles increased by 12.4% for iron ore and 21% for bauxite, partially offset by a 15% decrease in coal. The increase in bauxite ton miles was primarily driven by volumes from West Africa to China.

The market has been driven by a combination of healthy demand from China, increased exports from Brazil and West Africa, coupled with stable tonnage balance in favor of owners.

We maintain a positive long-term outlook for large dry bulk ships. The current order book for new Capesize vessels represents 12% of the existing fleet. Although we see a slightly increasing order book, Capesize has the lowest order book of all major shipping segments, and yard capacity has decreased significantly from its peak.
1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average TCE earnings, gross and EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.

2 EBITDA as presented above represents our net income plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure prepared in accordance with US GAAP.

Additionally, by 2028, 14% of the entire fleet will be more than 20 years old, marking the earliest opportunity for significant fleet expansion. Furthermore, 20% of the total Capesize fleet will require drydocking in 2026 due to 5, 10, 15, and 20-year Special Surveys.

The Company’s outlook remains positive on expected growth in ton miles, driven by China's strong demand for bauxite, with 77% of the 2025 volumes originating from West Africa and Brazil. The anticipated increase in iron ore production capacity in the Atlantic, specifically from Guinea (120 million tonnes) and Brazil (50 million tonnes) between 2025 and 2027, is expected to further boost ton miles.

The Company has maintained its strategy of paying monthly distributions to its shareholders. We expect a significant portion of free cash flow after debt service to be paid to shareholders. For Q4 2025, we declared total cash distributions of $0.30 per share. If our positive market outlook materializes, there may be a potential to increase distributions.”

Management discussion and analysis

Consolidated Statements of Operations

Three months ended December 31, 2025:

(in $ millions)	Three months ended December 31, 2025	Three months ended December 31, 2024	Change ($)	Change (%)
Total operating revenues	42.1	29.6	12.5	42.2%
Vessel operating expenses	(7.0)	(6.8)	(0.2)	2.9%
Voyage expenses	(0.6)	(0.5)	(0.1)	20.0%
General and administrative expenses	(1.2)	(1.0)	(0.2)	20.0%
Depreciation and amortization	(7.3)	(7.3)	—	—%
Total operating expenses	(16.1)	(15.6)	(0.5)	3.2%
Operating income	26.0	14.0	12.0	85.7%
Total financial expenses, net	(12.5)	(12.9)	0.4	(3.1)%
Net income	13.5	1.1	12.4	1127.3%
EBITDA	33.3	21.3	12.0	56.3%

Total operating revenues for the three months ended December 31, 2025 were $42.1 million, a $12.5 million increase compared to the three months ended December 31, 2024. The increase is mainly a result of higher average TCE earnings, gross, achieved in the three months ended December 31, 2025 of $39,600/day compared to $27,800/day in the three months ended December 31, 2024. The average Baltic 5TC Capesize Index was $28,875 per day in the three months ended December 31, 2025 compared to $18,301 per day in the three months ended December 31, 2024.

Vessel operating expenses for the three months ended December 31, 2025 were $7.0 million, a $0.2 million increase compared to the three months ended December 31, 2024. As some of the vessels are now more than 2 years old, certain expenses have increased such as spares by $0.1 million, and stores, consumables and service fees by $0.1 million in the three months ended December 31, 2025 compared to the corresponding three months in the prior year. The Company achieved an average vessel operating cost per day rate3 of $6,400 and $6,200 for the three months ended December 31, 2025 and 2024, respectively.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the period.

General and administrative expenses for the three months ended December 31, 2025 were $1.2 million, a $0.2 million increase compared to the three months ended December 31, 2025. The increase is due to the increase in payroll related accruals by $0.2 million.

Total financial expenses for the three months ended December 31, 2025 was $12.5 million, a $0.4 million decrease compared to the three months ended December 31, 2024. The decrease is mainly due to a lower average loan principal outstanding in the three months ended December 31, 2025 compared to the three months ended December 31, 2024, as a result of quarterly loan repayments.

Twelve months ended December 31, 2025:

(in $ millions)	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024	Change ($)	Change (%)
Total operating revenues	131.9	123.6	8.3	6.7%
Vessel operating expenses	(28.0)	(23.8)	(4.2)	17.6%
Voyage expenses	(1.6)	(1.6)	—	—%
General and administrative expenses	(4.9)	(5.0)	0.1	(2.0)%
Depreciation and amortization	(29.2)	(26.5)	(2.7)	10.2%
Total operating expenses	(63.7)	(56.9)	(6.8)	12.0%
Operating income	68.2	66.7	1.5	2.2%
Total financial expenses, net	(50.5)	(45.6)	(4.9)	10.7%
Net income	17.7	21.1	(3.4)	(16.1)%
EBITDA	97.4	93.2	4.2	4.5%

Total operating revenues for the twelve months ended December 31, 2025 were $131.9 million, an $8.3 million increase compared to the twelve months ended December 31, 2024. This increase was mainly a result of the increase in the number of operating days in the twelve months ended December 31, 2025 to 4,380 days from 3,941 days in the twelve months ended December 31, 2024, due to the delivery of six vessels during the first half of 2024, resulting in a $13.8 million increase in total operating revenues. The increase is partly offset by the lower average TCE earnings, gross, achieved in the twelve months ended December 31, 2025 of $31,200/day compared to $32,500/day in 2024, which resulted in a $5.5 million decrease in total operating revenues.

Vessel operating expenses for the twelve months ended December 31, 2025 were $28.0 million, a $4.2 million increase compared to the twelve months ended December 31, 2024. The increase is mainly a result of the entire fleet fully operating in the twelve months ended December 31, 2025, while six vessels were delivered and commenced operations during the first half of 2024. In addition, for vessels that were delivered in 2023, certain expenses have increased such as spares by $0.4 million and service fees by $0.3 million in the twelve months ended December 31, 2025 compared to the prior year. The Company achieved average vessel operating cost per day of $6,400 for the twelve months ended December 31, 2025 compared to $6,100 in the twelve months ended December 31, 2024.

Depreciation for the twelve months ended December 31, 2025 was $29.2 million, a $2.7 million increase compared to the twelve months ended December 31, 2024. The increase is mainly a result of the delivery and commencement of operations of the remaining six vessels during the first half of 2024.

Total financial expenses for the twelve months ended December 31, 2025 were $50.5 million, a $4.9 million increase compared to the twelve months ended December 31, 2024. This is mainly due to the increase in interest expense as a result of the increase in the average balance of outstanding debt following the delivery of vessels during the first half of 2024.

Consolidated Balance Sheets

Vessels and equipment as of December 31, 2025 was $823.8 million, a $29.2 million decrease compared to $853.0 million as of December 31, 2024. The decrease is due to vessel depreciation in the twelve months ended December 31, 2025.

Total debt as of December 31, 2025 was $689.2 million, a $24.7 million decrease compared to $713.9 million as of December 31, 2024. The decrease is primarily due to the repayments of principal of $27.3 million on the sale and leaseback arrangements, partially offset by amortization of deferred finance costs of $2.6 million.

Consolidated Statements of Cash Flows

Three months ended December 31, 2025

Net cash provided by operating activities was $24.8 million, compared to $10.5 million in the three months ended December 31, 2024. The increase is primarily due to increase in operating revenue by $12.5 million, and increase in net cash inflow by $2.0 million due to timing of working capital movements.

Net cash used in financing activities was $18.8 million, compared to $12.7 million in the three months ended December 31, 2024. Net cash used in financing activities in the three months ended December 31, 2025 primarily consisted of cash distributions of $12.6 million, repayments on the sale and leaseback financings of $6.9 million, slightly offset by net proceeds of $0.7 million from issuance of shares in connection with the exercise of share options. Net cash used in financing activities in the three months ended December 31, 2024 primarily consisted of repayments on the sale and leaseback financings of $6.5 million and cash distributions of $6.2 million.

Twelve months ended December 31, 2025

Net cash provided by operating activities was $51.7 million, compared to $55.9 million in the twelve months ended December 31, 2024. The decrease is primarily due to the increase in vessel operating expenses by $4.2 million. Included within net cash provided by operating activities in the twelve months ended December 31, 2025 are interest payments (net of capitalized interest) of $49.5 million, compared to $40.3 million in the twelve months ended December 31, 2024. These were partially offset by an increase in total operating revenues and associated cash receipts.

Net cash used in investing activities was nil, compared to $313.4 million in the twelve months ended December 31, 2024, which consisted of installment payments and costs related to the delivery of Mount Bandeira, Mount Hua, Mount Elbrus, Mount Denali, Mount Aconcagua and Mount Emai.

Net cash used in financing activities was $38.7 million, compared to $251.4 million in net cash provided by financing activities in the twelve months ended December 31, 2024. Net cash used in financing activities in the twelve months ended December 31, 2025 consisted of repayments on the sale and leaseback financings of $27.3 million and the revolving credit facility with Drew Holdings Ltd. (the “Drew facility”) of $6.0 million, and payments of cash distributions of $26.9 million, partly offset by net proceeds of $14.8 million from the private placement in March 2025, proceeds from share issuance in connection with the exercise of share options of $0.7 million and draw downs under the Drew facility of $6.0 million. Net cash provided by financing activities in the twelve months ended December 31, 2024 primarily consisted of $295.5 million drawn down from the sale and leaseback financing arrangements, slightly offset by repayments on the sale and leaseback financings of $21.2 million, payment of deferred financing costs of $2.3 million and cash distributions of $20.6 million.

Liquidity and Financing

As of December 31, 2025, the Company had cash and cash equivalents of $32.4 million and $10.0 million available to draw down under the Drew facility.

As of December 31, 2025, cash and cash equivalents included $12.3 million which the Company is required to maintain as minimum cash balance for all eight vessels under the sale and leaseback arrangements with CCB Financial Leasing Company Limited and Jiangsu Financial Leasing Co. Ltd.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Repayments on the financing for the installation of the scrubbers is scheduled to conclude in February 2026. After repayment of the scrubber financing, the Company’s cash break-even will be $24,400 per vessel, per day.

Commercial Update

In the fourth quarter of 2025, the Company achieved average TCE earnings, gross of approximately $39,600 per day, including average daily scrubber benefits of approximately $1,400 per day.

In addition, in the fourth quarter of 2025, the Company’s vessels trading on index-linked time charters earned approximately $41,300 per day, gross, including average daily scrubber benefits. The Company’s vessels trading on fixed rate time charters earned approximately $37,800 per day, gross, including average daily scrubber benefits.

The Baltic 5TC Capesize Index averaged $28,875 per day in the fourth quarter of 2025.

Fleet Status

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type	2026				2027				2028
			Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Mount Norefjell	2023	DF Newcastlemax	$27,265 [1]	Index[1]
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna	2023	DF Newcastlemax	$27,650 [1]	Index[1,2]
Mount Blanc	2023	DF Newcastlemax	Index[1,2]
Mount Matterhorn	2023	DF Newcastlemax	Index[1]
Mont Neblina	2023	DF Newcastlemax	Index[1,2]
Mount Bandeira	2024	DF Newcastlemax	Index[1,2]
Mount Hua	2024	DF Newcastlemax	$27,528 [1]	Index[1,2]
Mount Elbrus	2024	DF Newcastlemax	$30,000 [3]
Mount Denali	2024	DF Newcastlemax	$28,243 [1]	Index[1,2]
Mount Aconcagua	2024	DF Newcastlemax	Index[1]
Mount Emai	2024	DF Newcastlemax	Index[1]

Option	Available

1 Plus scrubber premium according to the terms of the time charter agreement
2 Evergreen structure
3 Converts to index-linked rates with an evergreen structure after the minimum commitment period

Market Commentary

The Baltic 5TC Capesize index averaged $28,875 in Q4 2025, an increase from $18,301 during the same period in 2024.

Q4 2025 represented the second strongest market in a decade, and 2025 overall proved another year with sustainable and healthy rates.

China continues to import iron ore at a year-on-year increased volume, especially from long haul trades. China iron ore imports in 2025 were at an all-time high. As Brazil experiences increased competition on tonnage from West Africa bauxite exports, rates are stabilizing at a higher level than seen in previous years. In addition, we have seen more Brazil iron ore exports to India, providing beneficial competition to the Brazil - China trade lane.

Following the existing orders of Newcastlemax vessels, available newbuilding berths with delivery before the first half of 2029 are expected to be limited. Current newbuilding cost for a dual-fuel Newcastlemax in China is believed to be approximately $95 million.

We continue to see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be advancing at a good pace, with the first shipment executed in November 2025 and an expected 24-month ramp-up to 60 million tons per annum for phase 1, and an additional 60 million tons per annum for phase 2. In addition, Vale has indicated that it is targeting a 50 million tons per annum increase in capacity by 2026 from Vargem Grande, Capanema and the S11D mine.

Key downside risks to the Capesize market include a potential slowdown in the Chinese economy and geopolitical tensions, incuding trade wars and tariffs. Although we have not been directly impacted by the tariffs and tolls announced by the U.S. administration, we are closely monitoring the Panamax and Supramax segments, as trends in the market for smaller dry bulk vessels have historically had an impact on the market for Capesize and Newcastlemax vessels.

Capesize Fleet Development

Growth in vessel supply for large bulk carriers is still anticipated to be moderate in the coming years with a current Capesize fleet at 407 million dwt as of January 1, 2026, compared to 401 million dwt in January 2025.

The current order book for Capesize dry bulk vessels currently stands at 12% of the existing fleet, up from an average of 9% in 2025. In the fourth quarter of 2025, 12 million dwt was ordered compared to 3.6 million dwt in the fourth quarter of 2024.

22.5 million dwt was ordered in 2025, compared to 18.3 million dwt during 2024. 1.4 million dwt has been scrapped in 2025, compared to 0.8 million dwt in 2024.

Operational Update

In the three months ended December 31, 2025, our fleet had 1,104 operational days, and a utilization rate of 99.8%.

Outlook

Approximately 172 large bulk carriers are scheduled for delivery before 2029, and we anticipate a significant number of vessels will require dry docking in the coming years. In 2026, about 28% of the total Capesize fleet, ranging from 159,000 dwt to 211,000 dwt, will be due for dry dock or Special Surveys. Based on the current order book, the fleet is projected to grow by only 2.5% in 2026, taking account of the upcoming dry dock schedule. As of December 31, 2025, approximately 138 Capesize vessels were 20 years old or older, contributing to an increasing average fleet age.

The trend of ton mile-intensive trades of raw materials sourced from the Atlantic basin to meet demand in the Far East is expected to continue. Iron ore from Brazil and Guinea typically involves sailing distances three times longer than those from the Pacific basin. The estimated 170 million tonnes of additional iron ore volumes from Guinea and Brazil are expected to boost ton mile demand.These additional iron ore volumes may impact volumes exported from Australia or Chinese domestic production volumes.

In our view, Himalaya Shipping continues to have one of the most modern Newcastlemax fleet in the world. The dual fuel LNG capability of our vessels means that, when a vessel is running on LNG, the CO2 emissions are more than halved compared to a standard Capesize index ship. Our modern fleet should be well positioned to take advantage of the regulatory challenges facing a majority of the Capesize fleet.

We believe that Himalaya’s structure, with index linked charters currently earning on average a 41% premium to the Baltic 5TC (BCI) index plus scrubber benefits, low G&A costs and financing with fixed bareboat rates (seven years from the delivery of each vessel), positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be an improving spot market.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” “potential” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including reduced emissions when running on LNG, the terms of our charters and chartering activity including the information under “Fleet Status”, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, potential upside in the Capesize market, positive market outlook, the expectation that our structure positions us well to continue delivering solid returns to our shareholders in the coming years in what we believe will be an improving spot market, expected demand for vessels and expected drivers of demand including projects and expected output of projects and timing and expected additional shipping capacity demand resulting from projects such as those in Guinea and underlying assumptions, expected increase in iron-ore production capacity, expected trends in the global fleet including expected supply of new vessels in the coming years and expected cost of newbuilds, expected increase in ton miles, expected growth in the fleet, our cash breakeven point, statements about our capital strategy, dividend objectives and free cash flow distribution, expectations and plans, including a potential to increase distributions if positive outlook materializes, expected limited need for capital expenditures and expectation of a significant portion of free cash flow after debt service to be paid to shareholders, statements made in the sections above entitled “Market Commentary,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, expected and scheduled drydocking and Special Surveys, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt and other obligations as they fall due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•the risk of a continued economic slowdown in China and other factors impacting demand from China;
•global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions;
•changes in the size of the fleet or ton miles;
•the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on the Capesize market;

•our ability to pay dividends and cash distributions, and the amount of dividends and cash distributions we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

February 10, 2026

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Bjorn Isaksen (Chairman of the Board)
Carl Erik Steen (Director)
Alexandra Kate Blankenship (Director)
Jehan Mawjee (Director)
Mi Hong Yoon (Director

Questions should be directed to:

Lars-Christian Svensen: Contracted CEO, +47476 38756

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance. Set forth below is a reconciliation of average TCE earnings, gross to total operating revenues for the periods presented.

In $ millions, except per day and number of days	Three months ended		Twelve months ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Total operating revenues	42.1	29.6	131.9	123.6
Add: Address commissions	1.6	1.1	4.9	4.5
Total operating revenues, gross	43.7	30.7	136.8	128.1
Fleet operational days	1,104	1,104	4,380	3,941
Average TCE earnings, gross	39,600	27,800	31,200	32,500

We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net income for the periods presented.

	Three months ended		Twelve months ended
In $ millions	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net income	13.5	1.1	17.7	21.1
Depreciation	7.3	7.3	29.2	26.5
Total financial expenses, net	12.5	12.9	50.5	45.6
Income tax	—	—	—	—
EBITDA	33.3	21.3	97.4	93.2

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.